

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 4, 2008

Via U.S. Mail and Fax (425) 487-4337

James T. Engen
Chairman, President and Chief Executive Officer
Loud Technologies Inc.
16220 Wood-Red Road, N.E.
Woodinville, Washington 98072

      Re: Loud Technologies Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 22, 2008
           File No. 000-26524

Dear Mr. Engen:

      The Division of Corporation Finance has completed its review of your Preliminary Proxy Statement on Schedule 14A and related filings and does not, at this time, have any further comments.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director